Source

MARKET NEWS

Date

05/19/2005

Time

04:02:18 AM

Company

Derek Oil & Gas Corporation

Title

Short Positions on 2005/05/15         500      -

  DMIS Processed No  CDNX Symbol: DRK

Exchange: VSE  Symbol: DRK;DRKOF

Exchange:   Symbol:

Exchange:   Symbol:

Press Release

Short Positions on 2005/05/15         500      -3,000 --->@NEWS RELEASE

DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")

- Short Positions on 2005/05/15         500      -3,000

//st

Net       Total     Last        Total       Price

Date         Change     Shorted    Price       Volume       Range

----------------------------------------------------------------------------

2005/05/15       -3,000         500     0.45*      92,882    0.43 - 0.47

2005/04/30        3,500       3,500     0.48*     313,225    0.46 - 0.52

2005/04/15            0           0     0.47      225,448    0.47 - 0.54

2005/03/31     -123,000           0     0.52*   1,279,974    0.49 - 0.56

2005/03/15      120,900     123,000     0.51    1,410,526    0.50 - 0.56

2005/02/28         -400       2,100     0.55      395,678    0.53 - 0.58

2005/02/15        2,500       2,500     0.50      544,406    0.46 - 0.51

2005/01/31      -10,000           0     0.51      402,611    0.51 - 0.57

* - Indicates that the closing price used is the last non-zero closing price and is not the closing price on the report date.

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